Jardines

04 FEB 23 AM 7:21

Jardine Matheson Limited
48th Floor Jardine House
Central, Hong Kong
Tel (852) 2843 8288 Fax (852) 2845 9005
gsd@jardines.com

Group Secretariat

MANDARIN **ORIENTAL INTERNATIONAL** LIMITED
Securities and **Exchange Commission File No.**82-2955

04010043

9th February 2004

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporate Finance
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.

SUPPL

Dear Sirs

Mandarin Oriental International Limited (the 'Company')

In accordance with the requirements under the listing rules of the UK Listing Authority, the UK Listing Authority has today been notified on behalf of the Company, of which Mr James Watkins and Mr Jonathan Gould are Directors, of the following:

1. Upon the retirement of Mr James Watkins from the Board of Directors of Jardine Matheson Holdings Limited ('JMH'), the holding company of the Company, on 1st January 2004, Mr Watkins ceased to have a deemed interest in 35,915,991 ordinary shares of JMH as discretionary objects under the 1947 Trust, the income of which is available for distribution to senior executive officers and employees of JMH and its wholly-owned subsidiaries.

2. Upon the appointment of Mr Jonathan Gould as Group General Counsel of Jardine Matheson Holdings Limited ('JMH'), the holding company of the Company, on 1st January 2004, Mr Gould is deemed to have an interest in 35,915,991 ordinary shares of JMH as discretionary objects under the 1947 Trust, the income of which is available for distribution to senior executive officers and employees of JMH and its wholly-owned subsidiaries.

Yours faithfully
JARDINE MATHESON LIMITED

dw 2/24

Neil M McNamara
Group Corporate Secretary

S:\Win\Directors\Interests\Jonathan Gould\2004.02.03.doc

MANDARIN ORIENTAL INTERNATIONAL LIMITED
Securities and Exchange Commission File No.82-2955

Company	Mandarin Oriental International Ld
TIDM	MDO
Headline	Director Shareholding
Released	09:14 9 Feb 2004
Number	1544V

MANDARIN ORIENTAL INTERNATIONAL LIMITED

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS (1)

Disclosure of interests in shares or debentures and notifications of dealings under the Listing Rules of the UK Listing Authority.

1. Name of Company.

Mandarin Oriental International Limited

2. Name of Director.

James Watkins

3. Please state whether notification indicates that it is in respect of holding of the Director named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest.

In respect of director named in 2 above; beneficial interest

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified).

N/A

5. Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s).

No

6. Please state the nature of the transaction.

Upon the retirement of Mr James Watkins from the Board of Directors of Jardine Matheson Holdings Limited ('JMH'), the holding company of the Company, on 1st January 2004, Mr Watkins ceased to have a deemed interest in 35,915,991 ordinary shares of JMH as discretionary objects under the 1947 Trust, the income of which is available for distribution to senior executive officers and employees of JMH and its wholly-owned subsidiaries.

7. Additional information.

None

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS (2)

Disclosure of interests in shares or debentures and notifications of dealings under the Listing Rules of the UK Listing Authority.

1. Name of Company.

2. Name of Director

Jonathan Gould

3. Please state whether notification indicates that it is in respect of holding of the Director named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest.

In respect of director named in 2 above; beneficial interest

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified).

N/A

5. Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s).

No

6. Please state the nature of the transaction.

Upon the appointment of Mr Jonathan Gould as Group General Counsel of Jardine Matheson Holdings Limited ('JMH'), the holding company of the Company, on 1st January 2004, Mr Gould is deemed to have an interest in 35,915,991 ordinary shares of JMH as discretionary objects under the 1947 Trust, the income of which is available for distribution to senior executive officers and employees of JMH and its wholly-owned subsidiaries.

7. Additional information.

None

8. Name of contact and telephone number for queries.

Carmen Tam – 852 2843 8270

9. Name of authorised company official responsible for making this notification.

Neil M McNamara, Jardine Matheson Limited
For and on behalf of Mandarin Oriental International Limited

9th February 2004

www.mandarinoriental.com

END

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